

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2023

Denis Corin
President, Chief Executive Officer and Director
Q BioMed Inc.
c/o Ortoli Rosenstadt LLP
366 Madison Avenue , 3rd Floor
New York , NY 10017

> **Re: Q BioMed Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2022**
> **Filed May 26, 2023**
> **File No. 000-55535**

Dear Denis Corin:

We issued comments to you on the above captioned filing on July 3, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 25, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences